Exhibit 99.1

NEWS RELEASE

Fortuna pays down an additional $41 million of debt

(All amounts expressed in US dollars)

Vancouver, January 10, 2024: Fortuna Silver Mines Inc. (NYSE: FSM) (TSX: FVI) is pleased to report that the Company has paid down an additional $41 million of its revolving credit facility at the end of the fourth quarter of 2023, using cash on hand.

After the payment of $41 million, the Company expects to bring down the leverage ratio1 below 0.5 times total net debt2 to adjusted EBITDA3 (which was reported for the third quarter of 2023). At December 31, 2023, it is expected that Fortuna’s total outstanding debt balance will stand at approximately $165 million on its credit facility (excluding letters of credit), and approximately $46 million of convertible notes, for an estimated total net debt, after cash and cash equivalents, of $83 million as at December 31, 2023. This represents a reduction of approximately $50 million in total net debt in the period, reflecting cash flow contributions from the Séguéla Mine in its second full quarter of production.

The estimated total net debt and liquidity for Fortuna as at the end of the fourth quarter of 2023 is preliminary financial information and has been prepared by management and remains subject to final review by the Company’s audit committee and approval by the Company’s board of directors. Such preliminary financial information for the fourth quarter of 2023 is subject to the finalization and closing of Fortuna´s accounting books and records for the period and should not be viewed as a substitute for the Company’s annual financial statements prepared in accordance with accounting principles generally accepted under International Financial Reporting Standards (IFRS). The Company’s auditor has not audited the preliminary financial information contained in this news release, nor have they expressed any opinion or any other form of assurance on the preliminary financial information contained herein. Refer to the “Cautionary Statements” section at the end of this news release.

It is expected that Fortuna will release its financial statements and management’s discussion and analysis as at and for the three and twelve months ended December 31, 2023, as approved by its audit committee and board of directors, by mid-March, 2024.

Notes:

1.	Total net debt to adjusted EBITDA is a non-IFRS ratio; refer to the “Non-IFRS Measures” section at the end of this news release for a description of this non-IFRS ratio and the reconciliation from debt, the most comparable IFRS measure
2.	Total net debt is a non-IFRS measure; refer to the “Non-IFRS Measures” section at the end of this news release for a description of this non-IFRS measure and a reconciliation to debt, the most comparable IFRS measure
3.	Adjusted EBITDA is a non-IFRS measure; refer to the “Non-IFRS Financial Measures” section in the Company’s management discussion and analysis for the three and nine months ended September 30, 2023 (“Q3 2023 MD&A”), for a description of the measure on page 28 and for a reconciliation to net income the most directly comparable IFRS measure on page 37, and which aforementioned sections are incorporated by reference herein. The Q3 2023 MD&A may be accessed on SEDAR+ at www.sedarplus.ca under the Company’s profile

About Fortuna Silver Mines Inc.

Fortuna Silver Mines Inc. is a Canadian precious metals mining company with five operating mines in Argentina, Burkina Faso, Côte d'Ivoire, Mexico, and Peru. Sustainability is integral to all our operations and relationships. We produce gold and silver and generate shared value over the long-term for our stakeholders through efficient production, environmental protection, and social responsibility. For more information, please visit our website.

ON BEHALF OF THE BOARD

Jorge A. Ganoza

President, CEO, and Director

Fortuna Silver Mines Inc.

Investor Relations:

Carlos Baca | info@fortunasilver.com | www.fortunasilver.com | X | LinkedIn | YouTube

Cautionary Statements

The estimated total net debt and liquidity for the Company as at the end of the fourth quarter of 2023, is preliminary financial information and has been prepared by management and remains subject to final review by the Company’s audit committee and approval by the Company’s board of directors. Such preliminary financial information for the fourth quarter of 2023 is subject to the finalization and closing of our accounting books and records for the period and should not be viewed as a substitute for the annual financial statements prepared in accordance with accounting principles generally accepted under International Financial Reporting Standards (IFRS). The Company’s auditor has not audited the preliminary financial information contained in this news release, nor have they expressed any opinion or any other form of assurance on the preliminary financial information contained herein.

Forward-looking Statements

This news release contains forward looking statements which constitute "forward-looking information" within the meaning of applicable Canadian securities legislation and "forward-looking statements" within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 (collectively, "Forward-looking Statements"). All statements included herein, other than statements of historical fact, are Forward-looking Statements and are subject to a variety of known and unknown risks and uncertainties which could cause actual events or results to differ materially from those reflected in the Forward-looking Statements. The Forward-looking Statements in this news release include, without limitation, the Company’s anticipated financial and operational performance in 2023; preliminary estimated financial information for the fourth quarter of 2023; a preliminary estimate of the Company’s liquidity and outstanding debt balance and total net debt as at December 31, 2023; a preliminary estimate of the reduction in total net debt compared to the third quarter ended September 30, 2023; the economics for the mine at Séguéla; statements about the Company's plans for its mines and mineral properties; the Company's business strategy, plans and outlook; the merit of the Company's mines and mineral properties; the future financial or operating performance of the Company; the anticipated timing for release of the Company’s financial statements and management’s discussion and analysis as at and for the three and twelve months ended December 31, 2023. Often, but not always, these Forward looking Statements can be identified by the use of words such as "estimated", “expected”, “anticipated”, "potential", "open", "future", "assumed", "projected", "used", "detailed", "has been", "gain", "planned", "reflecting", "will", "containing", "remaining", "to be", or statements that events, "could" or "should" occur or be achieved and similar expressions, including negative variations.

Forward-looking Statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance, or achievements of the Company to be materially different from any results, performance or achievements expressed or implied by the Forward-looking Statements. Such uncertainties and factors include, among others, the preliminary estimated financial information, liquidity and outstanding total debt may not be consistent with the final quarterly results and statement of liquidity and debt subsequently approved by the Board; operational risks associated with mining and mineral processing; uncertainty relating to Mineral Resource and Mineral Reserve estimates; uncertainty relating to capital and operating costs, production schedules and economic returns; uncertainties related to new mining operations such as the Séguéla Mine; risks relating to the Company’s ability to replace its Mineral Reserves; risks associated with mineral exploration and project development; uncertainty relating to the repatriation of funds as a result of currency controls; environmental matters including obtaining or renewing environmental permits and potential liability claims; uncertainty relating to nature and climate conditions; risks associated with political instability and changes to the regulations governing the Company’s business operations; changes in national and local government legislation, taxation, controls, regulations and political or economic developments in countries in which the Company does or may carry on business; risks associated with war, hostilities or other conflicts, such as the Ukrainian - Russian conflict, and the impact it may have on global economic activity; risks relating to the termination of the Company’s mining concessions in certain circumstances; developing and maintaining relationships with local communities and stakeholders; risks associated with losing control of public perception as a result of social media and other web-based applications; potential opposition to the Company’s exploration, development and operational activities; risks related to the Company’s ability to obtain adequate financing for planned exploration and development activities; property title matters; risks relating to the integration of businesses and assets acquired by the Company; impairments; risks associated with climate change legislation; reliance on key personnel; adequacy of insurance coverage; operational safety and security risks; legal proceedings and potential legal proceedings; the possibility that the Court ruling in favor of Compañia Minera Cuzcatlan S.A. de C.V. to reinstate the environmental impact authorization at the San Jose Mine will be successfully appealed; temporary restrictions imposed by the Company’s lenders on the Company’s abilities under the Credit Facility; our ability to access the capital markets; uncertainties relating to general economic conditions; risks relating to a global pandemic, which could impact the Company’s business, operations, financial condition and share price; competition; fluctuations in metal prices; risks associated with entering into commodity forward and option contracts for base metals production; fluctuations in currency exchange rates and interest rates; tax audits and reassessments; risks related to hedging; uncertainty relating to concentrate treatment charges and transportation costs; sufficiency of monies allotted by the Company for land reclamation; risks associated with dependence upon information technology systems, which are subject to disruption, damage, failure and risks with implementation and integration; risks associated with climate change legislation; labor relations issues; as well as those factors discussed under “Risk Factors” in the Company's Annual Information Form. Although the Company has attempted to identify important factors that could cause actual actions, events, or results to differ materially from those described in Forward-looking Statements, there may be other factors that cause actions, events, or results to differ from those anticipated, estimated or intended.

Forward-looking Statements contained herein are based on the assumptions, beliefs, expectations and opinions of management, including but not limited to expectations regarding the Company’s financial performance for the fourth quarter of 2023; that management’s preliminary financial information for the fourth quarter of 2023 will be consistent with the final full quarterly and annual financial results; that the Company’s activities will be conducted in accordance with the Company’s public statements and stated goals; that there will be no material adverse change affecting the Company, its properties or its production estimates (which assume accuracy of projected head grade, mining rates, recovery timing, and recovery rate estimates and may be impacted by unscheduled maintenance, labor and contractor availability and other operating or technical difficulties); the duration and effect of global and local inflation; geo-political uncertainties on the Company’s production, workforce, business, operations and financial condition; the expected trends in mineral prices, inflation and currency exchange rates; ; that all required approvals and permits will be obtained for the Company’s business and operations on acceptable terms; that there will be no significant disruptions affecting the Company's operations; the Company’s ability to access the capital markets; the ability to meet current and future obligations and such other assumptions as set out herein. Forward-looking Statements are made as of the date hereof and the Company disclaims any obligation to update any Forward-looking Statements, whether as a result of new information, future events, or results or otherwise, except as required by law. There can be no assurance that these Forward-looking Statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, investors should not place undue reliance on Forward-looking Statements.

The purpose of disclosing the Company's estimated total outstanding debt balance and estimated total net debt, after cash and cash equivalents is to assist readers in understanding the impact of cash flows from the contribution of the Company's Séguéla Mine on its outstanding indebtedness. This information may not be appropriate for other purposes.

Non-IFRS Financial Measures

The Company has disclosed certain financial measures and ratios in this news release which are not defined under IFRS, as issued by the International Accounting Standards Board, and are not disclosed in the Company's financial statements, including but not limited to total net debt and total net debt to adjusted EBITDA ratio. These non-IFRS financial measures and non-IFRS ratios are widely reported in the mining industry as benchmarks for performance and are used by management to monitor and evaluate the Company's operating performance and ability to generate cash. The Company believes that, in addition to financial measures and ratios prepared in accordance with IFRS, certain investors use these non-IFRS financial measures and ratios to evaluate the Company’s performance. However, the measures do not have a standardized meaning under IFRS and may not be comparable to similar financial measures disclosed by other companies. Accordingly, non-IFRS financial measures and non-IFRS ratios should not be considered in isolation or as a substitute for measures and ratios of the Company’s performance prepared in accordance with IFRS. Except as otherwise described below, the Company has calculated these non-IFRS financial measures and non-IFRS ratios consistently for all periods presented. To facilitate a better understanding of these measures as calculated by the Company, descriptions are provided below.

Total net debt is a non-IFRS measure which is calculated as debt consisting of credit facilities and convertible debentures less cash and cash equivalents.

Management believes that total net debt provides valuable information as an indicator of the Company’s liquidity and ability to fund working capital needs fund capital expenditures. Total net debt is also a common metric that provides additional information used by investors and analysts for valuation purposes based on an observed or inferred relationship between total net debt and enterprise value. Total net debt is not meant to be a substitute for other subtotals or totals presented in accordance with IFRS measures, but that rather should be evaluated in conjunction with IFRS measures.

The following table presents a reconciliation of Total net debt from Debt1, the most directly comparable IFRS measure, as of the date of this news release:

As at	December 31, 2023
Debt	$210,700,000
Less: cash and cash equivalents	$(127,800,000)
Total net debt	$82,900,000

Note:

1.	The debt, cash and cash equivalents, and total net debt figures for the Company presented in the table above, represent preliminary financial information estimated by management which remains subject to final review by the Company’s Auditors, audit committee and approval by the Company’s board of directors.

Total Net Debt to Adjusted EBITDA Ratio

Total net debt to adjusted EBITDA ratio is a non-IFRS ratio which is calculated as total net debt divided by adjusted EBITDA. Management believes that total net debt to adjusted EBITDA provides valuable information as an indicator of the Company’s solvency and ability to fund working capital needs and fund capital expenditures. Total net debt to adjusted EBITDA ratio is also a common metric that provides additional information used by investors and analysts for valuation purposes based on an observed or inferred relationship between total net debt to adjusted EBITDA ratio and enterprise value. Total net debt to adjusted EBITDA ratio is not meant to be a substitute for other subtotals or totals presented in accordance with IFRS measures, but rather should be evaluated in conjunction with IFRS measures.

The following table presents a reconciliation of total net debt to adjusted EBITDA ratio from debt, the most directly comparable IFRS measure, as of September 30, 2023:

As at	September 30, 2023
Debt	$251,200,000
Less: cash and cash equivalents	$(117,800,000)
Total net debt	$133,400,000
Adjusted EBITDA (last four quarters)	$270,100,000
Total net debt to adjusted EBITDA ratio	0.5